Relmada Therapeutics, Inc.

546 Fifth Avenue, 14th Floor

New York, NY 10036

October 16, 2014

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Relmada Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-l

Filed September 16, 2014

File No. 333-197109

Dear Mr. McWilliams:

We are in receipt of your comment letter dated September 30, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Relmada Therapeutics, Inc.’s (the “Company”) responses:

General

1.	We note your response to our prior comment 1. Please provide us with a more detailed analysis in support of your conclusion that the press release dated July 1, 2014 “substantially complies” with Rule 134. In your response, please address which of the items of information enumerated in Rule 134(a) covers the statements you make in the second paragraph, the second sentence of the third paragraph, and the second, third, and fourth sentences of the paragraph immediately following the caption “About Relmada Therapeutics . . . .” In your response please also tell us why it appears you have omitted the legend pursuant to Rule 134(b)(1).

RESPONSE:	We agree that the press release does not comply with Rule 134 and have included a risk factor to discuss the associated risks with such non-compliance.

2.	We note your response to our prior comment 2. The press release on your website dated September 18, 2014 references the PSLRA. Please explain to us why this reference was made, in light of your confirmation dated September 15, 2014, that you would refrain from such references for so long as you are an issuer of penny stock.

RESPONSE:

We inadvertently referenced the PSLRA in the September 18, 2014 and October 2, 2014 press releases, and herby re-confirm that for so long as the Company issues penny stock, the Company will refrain from referencing the PSLRA safe harbors in its press releases and Exchange Act reports.

3.	We note your response to our prior comment 3. We note that you have provided audited financial statements for the six month transition period ended June 30, 2014. Please tell us and revise to disclose whether you have changed your year-end date.

RESPONSE:	We have changed our fiscal year end from December 31 to June 30. On page 54, under “Our Corporate History and Background”, we have disclosed that we changed our year end to June 30th.

Prospectus Summary, page 1

4.	We note your response to our prior comment 6. Please disclose here your accumulated deficit.

RESPONSE:	We have disclosed our accumulated deficit on page 1 of the prospectus.

5.	We note your response to our prior comment 7. Please clarify which production activities you intend to engage in compared to those developed or to be undertaken by third parties. If you have not yet determined this given your stage of development, please discuss the factors you will consider in determining whether to outsource production and distribution.

RESPONSE:	We have disclosed that we intend to utilize third parties to manufacture our products and conduct clinical trials on page 1 of the prospectus.

6.	We note your response to our prior comment 9. We are unable to locate your revised discussion of your competitive position and the effect of your particular strategy on this position on page 1. In this regard, please balance the comparison of your product to established commercial products of your competitors in light of your size and the stage of development of your product candidates.

RESPONSE:	We have added disclosure on page 2 of the prospectus to address comment 6.
7.	We note your response to our prior comment 11. It does not appear your prospectus has been revised to include a discussion of your product pipeline in the business section, or any other section. Please revise accordingly. Additionally, please clarify why you have not discussed a Phase II trial for LevoCap. Please also clarify that d-Methadone is preclinical, and discuss why it appears you will skip Phase I studies. Similarly, please clarify that that MepiGel is pre-clinical.

RESPONSE:	On page 53 and 54 of the “Description of Business” section of the prospectus we include a summary of our lead development projects, as well as a summary of the development status for our products. On page 1, we have clarified why we have not discussed a Phase II trial for LevoCap. We also have addressed the comments relating to d-Methadone on page 1 and clarified that Mepige1 is pre-clinical.

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Selling Stockholders, page 25

8.	We note your response to our prior comment 22. Please identify in footnote 287 the person or persons who have voting or investment control over KMR Agency Inc.’s securities.

RESPONSE:	We have in footnote 287 the person who has voting or investment control over KMR Agency Inc.’s securities

Description of Business, page 53

9.	We note your response to our prior comment 23. Please describe in greater detail your current and anticipated manufacturing plans, along with your plans for distribution. If you have not yet determined this given your stage of development, please discuss the factors you will consider in determining whether to outsource production and distribution. In this regard, we note your disclosure on page F-26 that you have a license agreement to distribute products in Asia. Please also discuss the steps you intend to take, if any, to locate adequate sources of supply of levorphanol for production and distribution.

RESPONSE:	We have added disclosure on page 53 of the prospectus to address Comment 9.

Product Development, page 56

10.	We note your response to our prior comment 27. Please disclose that Memorial Sloan Kettering Hospital has filed an IND for d-methadone, and reconcile this with your disclosure under the “Operations” subheading that you are “preparing to open the U.S. IND for d-methadone . . . .” Please also briefly describe the significance of and discuss the material risks associated with parties other than you sponsoring or filing applications.

RESPONSE:

We have disclosed that Memorial Sloan Kettering Hospital has filed an IND for d-methadone and that we are preparing to open the U.S. IND for d-methadone. Since we are filing our own IND for this product, we will be the sponsor, so there are no risks associated with parties other than us sponsoring or filing applications.

Intellectual Property Portfolio and Market Exclusivity, page 56

11.	We note your response to our prior comment 28. Please provide a basis for your statement that your technology and products are “protected by an extensive intellectual property estate of several patents” when it appears that you currently own no patents. Similarly, revise the statement on page 57 that you have “secured an intellectual property portfolio comprised of several patents and patent applications.” Please also provide us your analysis that the license agreement from Cornell University for d-methadone is not material to your business, or file this agreement as an exhibit.

RESPONSE:	We have revised the statement that states that our technology and products are “protected by an extensive intellectual property estate of several patents”. We have also revised the statement on page 57. We believe that the license agreement from Cornell University for d-methadone is not material to our business because the product is at a minimum of 5 to 6 years from launch and the royalty payments to be made to Cornell is only up to 2%.

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Competition Overview, page 57

12.	We note your response to our prior comment 30 and reissue. Please discuss here your competitive business conditions and competitive position in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:	We have added disclosure on page 57 regarding our competitive business conditions and our competitive position in the industry.

Government Regulation, page 57

13.	Please discuss the requirement under the Controlled Substances Act that products containing Schedule II controlled substances are manufactured in the United States and discuss the steps you have taken and intend to take to comply with this requirement. We note in this regard your disclosure in the last risk factor on page 9 and the second risk factor on page 10.

RESPONSE:	We have added disclosure in response to this comment on page 57 of the prospectus.

14.	We note your response to our prior comment 31. Please disclose the terms by which you have obtained “the right to two orphan drug designations for MepiGel from Cinergen, LLC” and explain your relationship, if any, with Cinergen.

RESPONSE:	We have added disclosure in response to this comment on page 57 of the prospectus.

Management’s Discussion and Analysis, page 61

15.	We note your response to our prior comment 33. Please characterize the description of your portfolio as “diversified” as your belief and briefly disclose the basis of this belief.

RESPONSE:	We have characterized the description of your portfolio as “diversified” as our belief, and have briefly disclosed our basis of this belief.
16.	We note your disclosure on page 62 that in December 2013 you acquired Medeor and “assumed the obligation to pay a third party for a license agreement.” Please identify this third party and revise to include a summary of the material terms of this license agreement and file it as an exhibit to the extent material.

RESPONSE:	We have identified the third party and included a summary of the material terms of this license agreement on page 62. The Company does not believe that the agreement is material.

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Description of Securities, page 79

17.	We note your response to our prior comment 46. Please quantify how many advisory firm warrants are currently issued and outstanding.

RESPONSE:	We have quantified the number of advisory firm warrants on page 79 of the prospectus.

Audited Financial Statements, page F-1

Report of Independent Registered Accounting Firm, page F-3

18.	The audit report dated March 25, 2014 contained a going concern paragraph. The new audit report dated September 3, 2014 does not. Please tell us in further detail why the new audit report does not have a going concern paragraph.

RESPONSE:

The Company expects to have sufficient cash to operate for a period of time beyond June 30, 2015. At June 30, 2014, the Company had approximately $25.6 million of cash and cash equivalents. For the twelve months ending June 30, 2015, the Company expects to use approximately $12 million of cash to fund its operations.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Relmada Therapeutics, Inc.

By:	/s/ Sergio Traversa
Sergio Traversa
Chief Executive Officer

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